Exhibit 99.1

Scorpio Tankers Inc. Announces Agreements to Construct One Newbuilding, Sell Three Handymax Vessels, and Time Charter-In Two MR Product Tankers.

Monaco—(Marketwire –February 21, 2011) -Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers”, or the “Company”) – announced today that it has (i) signed a contract with Hyundai Mipo Dockyard Co., Ltd. of South Korea (“HMD”) to construct a 52,000 DWT MR product tanker (“seventh newbuilding”), (ii) entered into agreements to sell three of its Handymax vessels, and (iii) agreed to time charter-in two MR product tankers.  In addition, the Company plans to announce its fourth quarter 2011 earnings after the market close on Wednesday, February 22, 2012 and to have a conference call on Thursday, February 23, 2012 at 2:00 PM Eastern standard time.

Newbuilding Vessel Agreement

The Company signed a contract with HMD to construct a newbuilding for $36.0 million, which is the Company’s seventh 52,000 DWT MR product tanker newbuilding with HMD.  The seventh newbuilding is scheduled to be delivered to the Company in April 2013.

Vessel sales

The Company has entered into agreements to sell three of its Handymax vessels: the STI Conqueror for $21.0 million, the STI Gladiator for $16.2 million, and the STI Matador for $16.2 million.  The sales of the three vessels are expected to close in April 2012.

Time charter-in agreements

The Company also announced that it has chartered-in two MR product tankers:

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The Pacific Duchess, a 2009 built MR product tanker (46,697 DWT), will be chartered-in for one year and is expected to be delivered in early March 2012. The agreement includes an option to extend the charter for an additional year.

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The Targale, a 2007 built MR product tanker (49,999 DWT), will be chartered in for two years and is expected to be delivered in May 2012.  The agreement includes three consecutive options to extend the charter, each for an additional year.

Earnings Release Date

Scorpio Tankers plans to release its fourth quarter 2011 earnings after the NYSE close on Wednesday, February 22, 2012 and to have a conference call on Thursday, February 23, 2012 at 2:00 PM Eastern standard time.

About Scorpio Tankers Inc.

Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers currently owns a fleet of 12 vessels (one LR2 tanker, four LR1 tankers, four Handymax tankers, two MR tankers, and one post-Panamax tanker) with an average age of 6.1 years, time charters-in seven vessels (one LR2 tanker and six Handymax tankers), and has contracted for six newbuilding MRs, which are scheduled to be delivered to the Company between July 2012 and January 2013. Additional information about the Company is available at the Company's website www.scorpiotankers.com. Information on the Company's website does not constitute part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616